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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___7/1/19___ AND ENDING ___6/30/20___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _LMV CAPITAL CORP_

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 PARK AVENUE SOUTH 25th FLOOR
(No. and Street)

New York   _New York_   _10016_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ZEEV KLEIN   _212-268-8361_
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck + Oswald, LLC
(Name – if individual, state last, first, middle name)

2971 Baglyos Circle Suite B20, Bethlehem   _PA_   _18020_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _ZEEV KLEIN_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LMV CAPITAL CORP , as
of _JUNE 30_ , 20 _20_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Zeev Klein
Signature

President
Title

Janine Rivera
Notary Public

The foregoing document was acknowledged
before me this **23** day of _July 2020_
Janine Rivera
Notary Public

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires _12/4/22_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LMV CAPITAL CORP.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

JUNE 30, 2020

LMV CAPITAL CORP.

CONTENTS

JUNE 30, 2020

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
LMV Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LMV Capital Corp. as of June 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LMV Capital Corp. as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LMV Capital Corp.'s management. Our responsibility is to express an opinion on LMV Capital Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LMV Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of LMV Capital Corp.'s financial statements. The supplemental information is the responsibility of LMV Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

 We have served as LMV Capital Corp.'s auditor since 2019.

Bethlehem, PA

August 12, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

LMV CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

June 30, 2020

ASSETS

Cash	$	15,055
Prepaid Expense		319
Total Assets	**$**	**15,374**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses	$	4,555
Total Liabilities		4,555

Stockholder's Equity:

Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding.	$ -	
Additional paid in capital	165,651	
Retained earnings (deficit)	(154,832)	
Total Stockholder's Equity		10,819
Total Liabilities and Stockholder's Equity	**$**	**15,374**

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED June 30, 2020

Revenues:

Fee income		$ -0-

Expenses:

Insurance	425	
Professional fees	13,988	
Registrations and assessments	2,414	
Total expenses		**16,827**
Net Loss		**$ (16,827)**

LMV CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2020

Cash flows from operating activities

Net Loss	$ (16,827)
Decrease in prepaid expense	517
Decrease in accounts payable	(445)
Net cash used in operating activities	(16,755)

Cash flows from investing activities

Stockholder contributions	19,488
Net cash provided by investing activities	19,488
Net increase in cash	2,733

Cash:

Cash-Beginning, July 1, 2019	12,322
Cash-Ending, June 30, 2020	$ 15,055

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2020

	Common Stock	Additional Paid-In-Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Beginning Balance	$ -	$ 146,163	$ (138,005)	$ 8,158
Stockholder Contributions	-	19,488	-	19,488
Net Loss	-	-	(16,827)	(16,827)
Ending Balance	$ -	$ 165,651	$ (154,832)	$ 10,819

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020

1. **ORGANIZATION AND NATURE OF BUSINESS:**

   LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC", and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

2. **SIGNIFICANT ACCOUNTING POLICIES:**

   USE OF ESTIMATES
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **REVENUE RECOGNITION**

   For the year ended June 30, 2020, the Company had no revenues.

   Effective January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the entity satisfies a performance obligation. The adoption of the guidance had no impact on the Company's financial statements.

LMV CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020

4. **INCOME TAXES**

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

5. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of $5,000 as defined, or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $10,500. On July 3. 2020 the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the same net capital of $10,500, which was $5,500 in excess of the minimum net capital.

The Company claims exemption from the requirements of Rule15c3-3, under Section(k)(2)(i) of the rule.

6. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with Landmark Ventures, Inc., an Affiliate of the Company, which provides for the use of office space, furnishings and equipment, free of charge. No expenses were allocated for the year ended June 30, 2020 as the BD was relatively inactive during the year.

During the year ended June 30, 2020, the owner made capital contributions of $19,000 to the Company. In addition, the owner paid Consulting expenses of $488 on behalf of the Company. This amount is included in capital contributions at June 30, 2020.

7. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through August 12, 2020, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

LMV CAPITAL CORP.

COMPUTATION OF NET CAPITAL

JUNE 30, 2020

Stockholder's Equity		$ 10,819
Less: Non-allowable assets		319
Net capital before haircuts		10,500
Less: haircuts on securities		-0-
Net capital		**10,500**
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6.67% of Aggregate Indebtedness $4,555)	304	5,000
Excess net capital		**$ 5,500**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 4,555**
Percentage of aggregate indebtedness to net capital	**43%**

LMV CAPITAL CORP.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

JUNE 30, 2020

_____

Net capital per company's unaudited X-17A-5,

      Part IIA Filing (Focus Report) $ 10,500

      Adjustments: -0-

Net capital per audited report, June 30, 2020 $ 10,500

There were no material differences between the audited and unaudited statements.

LMV CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2020

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2020.

LMV CAPITAL CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2020

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of LMV Capital Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5, in which (1) LMV Capital Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which LMV Capital Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) LMV Capital Corp. stated that LMV Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. LMV Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LMV Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

August 12, 2020

LMV Capital Corp.

Assertions Regarding Exemption Provisions

LMV Capital Corp.(LMV) is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC, Reports by 17C.F.R #240.17a-5(d)(1) and (4). To the best of its knowledge and belief, LMV states the following:

(1) LMV may file an Exemption Report because it had no obligations under 17C.F.R. #240.15c3-3

(2) LMV met the identified exemption provisions in 17C.F.R. #240.15c-3-3 (k)(2)(i) throughout the most recent fiscal year ended June 30, 2020 without exception.

LMV Capital Corp.

I, Zeev Klein affirm that, to my best knowledge and belief, this Exemption report is true and correct.

By _~signature~_
President